Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Consolidated Financial Position, Liquidity and Capital Resources
3.	Financial Instruments
4.	Funding Costs
5.	Related Party Transactions
6.	Shareholders’ Equity
7.	Accounting Policies and Estimates
8.	Disclosure Controls and Procedures
9.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries.
This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at June 13, 2017 unless otherwise stated, and the unaudited condensed consolidated financial statements of the Company for the 13-week period ended April 29, 2017 (“Q1 2017 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.
The 53-week period ending February 3, 2018 (“Fiscal 2017” or “2017”) and the 52-week period ended January 28, 2017 (“Fiscal 2016” or “2016”) include the 13-week periods ended April 29, 2017 (“Q1 2017”) and April 30, 2016 (“Q1 2016”), respectively. The 2015 fiscal year refers to the 52-week period ended January 30, 2016 (“Fiscal 2015” or “2015”).
This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements, for Fiscal 2016. These items are contained in the Company’s 2016 Annual Report. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) and the Management Proxy Circular (“MPC”), for the 2017 annual meeting of shareholders, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4422. The 2016 Annual Report, together with the AIF and MPC, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are to inactive textual references only.
The Q1 2017 financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board (“IASB”), and therefore do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A so that readers may do the same. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA” for additional information.
Unless otherwise indicated, all amounts are expressed in Canadian dollars.
Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under “2017 First Quarter Highlights”, Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 7 “Accounting Policies and Estimates” and Section 9 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.
Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to compete effectively in the highly competitive retail industry; the ability of the Company to successfully implement its strategic initiatives; the ability of the Company to enhance its financial flexibility and liquidity, including to improve its cash position; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; seasonal weather patterns; customer preferences and changes in consumer spending; ability to achieve productivity improvements and cost savings; ability to retain senior management and key personnel; ability of the

Company to successfully manage its inventory levels; ability of the Company to secure an agreement with a financial institution for the management of the Company’s credit and financial services operations; ability to implement and continue the Company’s new consumer financing program; the ability of the Company’s new loyalty program to attract and retain customers; ability to successfully implement the Company’s new digital e-commerce platform nation-wide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire damage to and/or, structural integrity and fire safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; the creditworthiness and financial stability of the Company’s licensees and business partners; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; loss of reputation resulting from security or data breaches or loss of customer information; failure of the Company’s IT systems; fraud or theft resulting from weaknesses in the Company’s payment systems; effect of long-term leases on the Company’s ability to respond to changing demographics; failure to comply with operating covenants in the Company’s leases; changes in laws, rules and regulations applicable to the Company; loss of the Company’s status as a foreign private issuer; compliance costs associated with environmental laws and regulations; the outcome of pending legal proceedings; maintaining adequate insurance coverage; changes to customer spending patterns due to domestic or international events outside the Company’s control; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; limits on the Company’s access to financing sources; fluctuations in foreign currency exchange rates; failure of counterparties to meet their payment obligations to the Company; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; interest rate fluctuations and other changes in funding costs and investment income; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments, Inc. (“ESL”) and other significant shareholders; price and volume volatility of the Company’s common shares; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; and uncertainties associated with critical accounting assumptions and estimates. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in Section 9 “Risks and Uncertainties” of this MD&A as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. All of the forward-looking statements included in this MD&A are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of this MD&A and the Company’s most recent annual MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this MD&A is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2017 First Quarter Highlights
For the 13-week periods ended April 29, 2017 and April 30, 2016
(unaudited)

	First Quarter
(in CAD millions, except per share amounts)	2017	% Chg 2017 vs 2016	2016
Total revenue	$505.5	(15.2)%	$595.9
Total same store sales (%)[1]	2.9%		(7.4)%
Net loss	(144.4)	(127.0)%	(63.6)
Basic and diluted net loss per share	$(1.42)	(129.0)%	(0.62)
Adjusted EBITDA[1]	(133.9)	(77.6)%	(75.4)
(in CAD millions)	As at April 29, 2017	% Chg 2017 vs 2016	As at April 30, 2016
Cash	$164.4	(53.0)%	$349.8
Inventories	658.3	(5.4)%	695.8
Total assets	1,187.4	(23.1)%	1,545.0
Shareholders’ equity	79.6	(83.0)%	467.4

1
Total same store sales is an operating performance measure. Adjusted EBITDA is a non-IFRS measure. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	First Quarter
	2017	2016
High	$1.99	$5.98
Low	$1.40	$3.07
Close	$1.40	$4.90
Average daily trading volume	33,601	31,015

(NASDAQ - Trading Symbol SRSC) - quoted in U.S. dollars

	First Quarter
	2017	2016
High	$1.55	$4.27
Low	$0.98	$2.36
Close	$1.05	$3.90
Average daily trading volume	28,620	70,732

•
Total revenue was $505.5 million in Q1 2017, a decrease of 15.2%, as compared to Q1 2016. The decrease was attributable to sales declines in all product categories in Home & Hardlines and Apparel & Accessories. Included in the total revenue decrease in Q1 2017 was a decrease in Direct channel sales of $56.0 million compared to Q1 2016, primarily due to a decrease in catalogues, catalogue pages and distribution, as well as challenges experienced with the new website.

•
Total same store sales increased by 2.9% in Q1 2017 compared to Q1 2016. The total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

•
The Company’s gross margin rate was 22.6% in Q1 2017 compared to 28.2% in Q1 2016. The decrease in the gross margin rate in Q1 2017 was primarily due to the adjustments made to pricing to better align to the market and customer preferences, and deeper discounts on clearance products.

•
Net loss in Q1 2017 was $144.4 million compared to $63.6 million in Q1 2016. The increase in net loss was primarily due to a higher operating loss in Q1 2017 and a one-time gain of $40.6 million on sale and leaseback transactions in Q1 2016.

•
Adjusted EBITDA in Q1 2017 was a loss of $133.9 million compared to a loss of $75.4 million in Q1 2016, an increase in the loss of $58.5 million. Adjusted EBITDA was negatively impacted by $8.7 million from expenses incurred for the Initium initiative and challenges experienced with the new website, $3.4 million due to the impact of the weakening Canadian dollar compared to the U.S. dollar, $2.2 million due to rental expense on the logistics centres that were sold and leased back subsequent to the end of Q1 2016 and $1.5 million due to severance costs which were not included in transformation expense. The negative impacts were partially offset by a reduction of $0.7 million related to the closure of underperforming stores subsequent to the end of Q1 2016. Excluding the impact of these items, Adjusted EBITDA in Q1 2017 declined by $43.4 million compared to Q1 2016.

•
The Company ended Q1 2017 with total cash of $164.4 million, which included $125.0 million cash drawn from the first tranche of the Term Loan (before transaction fees) as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” and $57.0 million net proceeds from real estate transactions as discussed in Section 1 “Company Performance”. Refer to Note 7 “Long-term debt and finance costs” and Note 19 “Gain on sale and leaseback transactions” in the Q1 2017 financial statements for additional information.

1. Company Performance
a. Merchandising Operations and Business Overview
The Company is comprised of one reportable segment, Merchandising. The Company’s operations include the sale of goods and services through the Company’s Retail channels, which includes its full-line department, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company’s wholly-owned subsidiary S.L.H. Transport Inc. (“SLH”) and product repair. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores.
As at April 29, 2017, January 28, 2017 and April 30, 2016, the Company’s locations were distributed across the country as follows:

						As at April 29, 2017	As at January 28, 2017	As at April 30, 2016
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-line department stores[1]	10	23	33	17	12	95	95	95
Sears Home stores	—	4	14	3	2	23	26	39
Outlet stores	1	3	4	1	1	10	14	20
Corporate stores	11	30	51	21	15	128	135	154
Hometown stores	15	4	8	21	17	65	69	106
Corbeil franchise stores	—	14	2	—	—	16	16	16
Corbeil corporate stores	—	12	4	—	—	16	16	17
Corbeil	—	26	6	—	—	32	32	33
National Logistics Centres[2]	—	1	2	1	1	5	5	6
Travel offices	6	17	26	7	6	62	62	82
Catalogue and online merchandise pick-up locations	82	155	223	178	67	705	830	1,187

1	As at April 29, 2017, the full-line department stores included a pop-up store located in Toronto, Ontario (opened during Q1 2017).
2
Sears operates five logistics centres strategically located across the country, each referred to as a NLC. As at April 29, 2017, the NLCs were comprised of one owned and four leased warehouse facilities which served all channels of the business.

As at April 29, 2017 and January 28, 2017, the number of selling units leased and owned by the Company was as follows:

	As at April 29, 2017			As at January 28, 2017
	Leased	Owned	Total	Leased	Owned	Total
Full-line department stores[1]	87	8	95	87	8	95
Sears Home stores	22	1	23	24	2	26
Outlet stores	8	2	10	12	2	14
Hometown stores[2]	3	—	3	3	—	3
Corbeil[2]	29	—	29	29	—	29
Total[3]	149	11	160	155	12	167

1	As at April 29, 2017, the full-line department stores included a pop-up store located in Toronto, Ontario (opened during Q1 2017).
2	Only Hometown and Corbeil stores that are not independently owned and leased are included.
3	Travel offices, catalogue and online merchandise pick-up locations are located in other Sears stores or local businesses, and therefore not included.

As at April 29, 2017 and January 28, 2017, the gross square footage for corporate store locations and NLCs, owned and leased, was as follows:

(in square feet, millions)	As at April 29, 2017	As at January 28, 2017
Full-line department stores[1]	12.3	12.4
Sears Home stores	1.0	1.2
Outlet stores	1.1	1.6
Other	0.2	0.2
NLCs	5.1	5.1
Total	19.7	20.5

1	As at April 29, 2017, the full-line department stores included a pop-up store located in Toronto, Ontario (opened during Q1 2017).
b. Strategic Initiatives
During Q1 2017, Sears Canada identified its focus is on three pillars of change. The Company is leveraging these three pillars in order to foster continued growth in sales and create a path to profitability. They are in addition to business plans for operational enhancements from its new technology platform, increased visibility to its supply chain, better sourcing costs, continued store network and Sears 2.0 in-store footprint optimization, and overall cost improvements.
The three pillars of change are as follows:

1.	Product Innovation

2.	Customer Experience

3.	Brand Positioning
The highlights for Q1 2017 include:
Product Innovation
Sears Canada is committed to developing, sourcing and providing high quality products at outstanding prices. The Company launched numerous new products in the quarter and placed significant emphasis on the following priority items: Pima Cotton T(the perfect t-shirt for both men and women available in a unique assortment of colours), Boyfriend T (a comfortable, flattering women’s cotton blend t-shirt), Intimates (a range of high quality, trendy lace underwear offerings targeted to a millennial consumer), Luna by Sears Mattress (a Canadian made bed-in-a-box aimed at millennial condo dwellers looking for a quality, yet convenient alternative to the everyday mattress) and Make-Up Designory (an internationally recognized cosmetics brand, available in select retail outlets and online, exclusive to Sears in Canada).
Customer Experience
Sears Canada is committed to providing the best customer experience. The customer experience pillar of change consists of three components: Initium, the Sears 2.0 new-format stores, and a WOW culture spreading among our dedicated associates who are working hard every day to make Sears the Canadian destination for apparel and home products.

•
Sears 2.0: To meet this commitment in-store, Sears Canada continued to build on the number of Sears 2.0 store renovations already completed. These stores are expected to offer a more productive retail store model, with a more customer-focused and relevant assortment, faster inventory turns, and an optimization of the required sales per square foot per store.

•
Initium: The online customer experience continues to be enhanced through the Company’s Initium Commerce Lab. Initium is a new technology architecture running Sears Canada, providing an upgraded e-commerce experience and logistics capabilities.

•	Culture: The Company has adapted a new culture of “WOW”, and whether online or in-store, customers can now expect to be “WOWed” by the new Sears.

Brand Positioning
Sears Canada is now positioned as a select destination for Canadians by offering both brand name and private label products through three unique platforms. During the quarter, the Company launched major brand positioning initiatives designed to showcase to Canadians that they can get everything they need at Sears. These include:

•
Sears essentials - the Company’s new mono-brand, private label products. The line has a strict mandate to provide Canadians with high-quality everyday favourites at affordable prices in the following categories: men’s, women’s and children’s apparel, home décor and housewares.

•
The Cut @ Sears - Sears Canada’s new off-price retail division, and one of the most marked changes to Sears Canada’s business model in several years. The new division includes both stunning home décor and fantastic fashion designer finds.

•
Fast Fashion - Sears Canada also launched a fast fashion offering. It features trendy, high-fashion apparel aimed at a millennial lifestyle audience, which takes the Company in an exciting new direction with premium products sporting the world’s hottest fashions.

•
Queen West Pop-Up Shop - The Sears Canada Pop-Up Shop in Toronto is a new format storefront that shows off the brand’s new positioning and reinvention to a targeted millennial demographic. The store includes the new offerings: The Cut @ Sears, Sears essentials and fast fashion.

The Company also continues to promote its Big-Ticket businesses, especially Major Appliances and Mattresses, having established itself as a price-leader based on daily matching of competitors’ website prices assuring Canadians that they can count on Sears for a comprehensive selection of quality products at highly competitive prices.
c. Quarterly Performance
The Company’s operations are seasonal in nature. Accordingly, merchandise, service and commission revenue will vary by quarter based upon customer spending behaviour. Historically, the Company’s revenue and operating results are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing and effectiveness of its promotional events, changes in economic conditions, population and other demographics. In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be aligned with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.
Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and total same store sales for any particular period may increase or decrease.
The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(in CAD millions, except per share amounts)	2017	2016	2016	2015	2016	2015	2016	2015
Total revenue	$505.5	$595.9	$648.5	$768.8	$625.2	$792.1	$744.0	$887.6
Net (loss) earnings	$(144.4)	$(63.6)	$(91.6)	$13.5	$(120.0)	$(53.2)	$(45.8)	$30.9
Basic and diluted net (loss) earnings per share	$(1.42)	$(0.62)	$(0.90)	$0.13	$(1.18)	$(0.52)	$(0.45)	$0.30
d. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA
The Q1 2017 financial statements are prepared in accordance with IAS 34. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.
Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Total same store sales represents merchandise sales generated through operations in the Company’s full-line department, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13-week periods ended April 29, 2017 and April 30, 2016. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metric excludes the Direct channel.
A reconciliation of the Company’s total merchandising revenue to total same store sales is outlined in the following table:

	First Quarter
(in CAD millions)	2017	2016
Total merchandising revenue	$505.5	$595.9
Non-comparable sales	94.0	152.4
Total same store sales	411.5	443.5
Percentage change in total same store sales	2.9%	(7.4)%
Percentage change in total same store sales by category
Apparel & Accessories	0.4%	(8.7)%
Home & Hardlines	5.2%	(6.9)%
Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items, unusual or one-time nature items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.
A reconciliation of the Company’s net loss to Adjusted EBITDA is outlined in the following table:

	First Quarter
(in CAD millions, except per share amounts)	2017	2016
Net loss	$(144.4)	$(63.6)
Transformation (recovery) expense[1]	(0.6)	9.8
Loss (gain) on sale and leaseback transactions[2]	0.4	(40.6)
Assets held for sale impairment[3]	—	1.0
Lease exit costs[4]	4.5	7.9
Depreciation and amortization expense	3.5	9.8
Finance costs	3.6	1.6
Interest income	(0.1)	(3.6)
Income tax (recovery) expense	(0.8)	2.3
Adjusted EBITDA[5]	(133.9)	(75.4)
Basic net loss per share	$(1.42)	$(0.62)

1
Transformation expense in Q1 2016 relates primarily to severance incurred during the period. These costs were included in “Selling, administrative and other expenses” in the Q1 2017 financial statements.

2
Loss (gain) on sale and leaseback transactions represents the net loss (gain) related to selling and leasing back certain properties owned by the Company during Q1 2017 and Q1 2016, described in Note 19 “Gain on sale and leaseback transactions” of the Q1 2017 financial statements.

3
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of a logistics centre in Q1 2016 to fair value less costs to sell, described in Note 12 “Assets classified as held for sale” of the Q1 2017 financial statements.

4
Lease exit costs relate primarily to costs incurred to exit certain properties during Fiscal 2016 and Fiscal 2017. These costs were included in “Selling, administrative and other expenses” in the Q1 2017 financial statements.

5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

Adjusted EBITDA and same store sales metrics do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA and same store sales metrics should not be considered in isolation or as alternatives to measures prepared in accordance with IFRS.
e. Consolidated Financial Results

	First Quarter
(in CAD millions)	2017	% Chg 2017 vs 2016	2016
Revenue	$505.5	(15.2)%	$595.9
Cost of goods and services sold	391.3	(8.6)%	427.9
Selling, administrative and other expenses	255.5	(6.0)%	271.9
Operating loss	(141.3)	(36.0)%	(103.9)
Loss (gain) on sale and leaseback transactions	0.4	(101.0)%	(40.6)
Finance costs	3.6	125.0%	1.6
Interest income	0.1	(97.2)%	3.6
Loss before income taxes	(145.2)	(136.9)%	(61.3)
Income tax (recovery) expense	(0.8)	134.8%	2.3
Net loss	$(144.4)	(127.0)%	$(63.6)
Total revenue in Q1 2017 decreased by 15.2% to $505.5 million compared to $595.9 million in Q1 2016. The revenue in Q1 2017 relating to Home & Hardlines decreased by $67.2 million, or 24.0%, compared to Q1 2016, due to sales declines in all product categories. Included in the total revenue decrease in Q1 2017 for Home & Hardlines was a $38.2 million decrease in Direct channel sales, primarily due to a decrease in catalogues, catalogue pages and distribution, as well as challenges experienced with the new website, and a $3.5 million decrease in retail store sales due to store closures subsequent to the end of Q1 2016. The revenue in Q1 2017 relating to Apparel & Accessories decreased by $21.8 million, or 10.7%, compared to Q1 2016, primarily due to sales declines in all product categories. Included in the total revenue decrease in Q1 2017 for Apparel & Accessories was a $17.8 million decrease in Direct channel sales, primarily due to a decrease in catalogues, catalogue pages and distribution, as well as challenges experienced with the new website.
Total same store sales increased by 2.9% in Q1 2017 compared to Q1 2016. Total same store sales in Home & Hardlines and Apparel & Accessories increased by 5.2% and 0.4%, respectively, in Q1 2017 compared to Q1 2016. The increase in same store sales was primarily due to the adjustments made to pricing and product assortment to better align to the market and customer preferences.
Total revenue recognized from points redemption under the loyalty program in Q1 2017 was $5.9 million (Q1 2016: $10.9 million). Total revenue deferred related to points issuances in Q1 2017 was $2.4 million (Q1 2016: $9.1 million), resulting in a net increase of $1.7 million as compared to Q1 2016, primarily due to lower point issuances offset by lower point redemptions and higher points expiration.
Cost of goods and services sold was 8.6% lower in Q1 2017 compared to Q1 2016. The decrease was primarily attributable to lower sales volumes, which included the effect of store closures subsequent to the end of Q1 2016.
The Company’s gross margin rate was 22.6% in Q1 2017 compared to 28.2% in Q1 2016. The decrease in the gross margin rate in Q1 2017 was primarily due to the adjustments made to pricing to better align to the market and customer preferences, and deeper discounts on clearance products.
Selling, administrative and other expenses, including depreciation and amortization expenses, decreased by $16.4 million, or 6.0%, to $255.5 million in Q1 2017 compared to Q1 2016. Excluding transformation expenses and other non-recurring items in Q1 2017, as shown in the reconciliation of the Company’s net loss to Adjusted EBITDA in Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses decreased by $1.6 million, or 0.6%, in Q1 2017 compared to Q1 2016. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower depreciation and payroll expense, partially offset by increased spending on the Initium initiative and advertising. Payroll expense decreased primarily due to a reduced number of employees, as a result of store closures and transformation activities in Fiscal 2016. Initium expense increased due to non-comparable expenses incurred for the Initium initiative in Q1 2017. Advertising expense increased primarily due to an increase in retail advertising.

Depreciation and amortization expense in Q1 2017 decreased by $6.3 million to $3.5 million compared to Q1 2016, primarily due to the impairment of certain assets in Fiscal 2016, and the disposal of assets related to the completion of the sale and leaseback transactions and store closures subsequent to the end of Q1 2016. The Company regularly monitors the business for indicators of impairment and assesses the potential impact to the carrying value of our assets on a quarterly basis.
During Q1 2017, the Company completed the sale and leaseback of its logistics centre located in Ville St. Laurent, Quebec, for net proceeds of $50.0 million. The total loss on the sale and leaseback transaction was $0.4 million which was recognized in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The Company also completed the sale and leaseback of its retail store located in Regina, Saskatchewan, for net proceeds of $7.0 million. The total loss on the sale and leaseback transaction was less than $0.1 million which was recognized in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. See Note 19 “Gain on sale and leaseback transactions” in the Q1 2017 financial statements for additional information.
Finance costs in Q1 2017 increased by $2.0 million compared to Q1 2016, primarily due to the interest expense on the long-term debt (see Note 7 “Long-term debt and finance costs” in the Q1 2017 financial statements for additional information).
Interest income in Q1 2017 decreased by $3.5 million compared to Q1 2016, primarily due to a one-time interest received from prior years’ income tax reassessments in Q1 2016.
Income tax recovery in Q1 2017 was $0.8 million compared to an expense of $2.3 million in Q1 2016. The decrease in income tax expense in Q1 2017 was primarily due to a one-time reversal in Q1 2016 of a deferred tax asset related to foreign exchange derivative contracts.
Net loss in Q1 2017 was $144.4 million compared to $63.6 million in Q1 2016. The increase in net loss was primarily due to a higher operating loss in Q1 2017 and a one-time gain of $40.6 million on sale and leaseback transactions in Q1 2016.
Adjusted EBITDA in Q1 2017 was a loss of $133.9 million compared to a loss of $75.4 million in Q1 2016, an increase in the loss of $58.5 million. Adjusted EBITDA was negatively impacted by $8.7 million from expenses incurred for the Initium initiative and challenges experienced with the new website, $3.4 million due to the impact of the weakening Canadian dollar compared to the U.S. dollar, $2.2 million due to rental expense on the NLCs that were sold and leased back subsequent to the end of Q1 2016 and $1.5 million due to severance costs which were not included in transformation expense. The negative impacts were partially offset by a reduction of $0.7 million related to the closure of underperforming stores subsequent to the end of Q1 2016. Excluding the impact of these items, Adjusted EBITDA in Q1 2017 declined by $43.4 million compared to Q1 2016.

2. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at April 29, 2017 were $942.4 million, which was $62.9 million lower than as at January 28, 2017. The decrease was primarily due to a $71.4 million decrease in cash and a $51.8 million decrease in assets classified as held for sale primarily due to the completion of sale and leaseback transactions in Q1 2017. The decreases were partially offset by a $59.8 million increase in inventories primarily due to normal seasonal purchasing.
Current liabilities as at April 29, 2017 were $527.8 million, which was $16.9 million lower than as at January 28, 2017, primarily due to a $18.1 million decrease in other taxes payable related to the sales volume decline, and a $6.0 million decrease in deferred revenue primarily due to a reduction in sales of gift cards and a decrease in points issuances under the loyalty program. The decreases were partially offset by a $13.2 million increase in accounts payable and accrued liabilities primarily due to an increase in inventory purchases.
Inventories were $658.3 million as at April 29, 2017, as compared to $598.5 million as at January 28, 2017. The $59.8 million increase was due to normal seasonal purchasing.
Total cash was $164.4 million as at April 29, 2017, as compared to $235.8 million as at January 28, 2017. The decrease of $71.4 million was primarily due to cash used for operating activities, partially offset by net proceeds received from the sale and leaseback transactions described in Note 19 “Gain on sale and leaseback transactions” of the Q1 2017 financial statements and proceeds from the long-term debt (net of transaction fees) described in Note 7 “Long-term debt and finance costs” of the Q1 2017 financial statements.

Total assets and liabilities as at the end of Q1 2017, Fiscal 2016, and Q1 2016 were as follows:

(in CAD millions, at period end)	As at April 29, 2017	As at January 28, 2017	As at April 30, 2016
Total assets	$1,187.4	$1,244.4	$1,545.0
Total liabilities	1,107.8	1,022.2	1,077.6
Total assets as at April 29, 2017 decreased by $57.0 million to $1,187.4 million, as compared to $1,244.4 million as at January 28, 2017, primarily due to a $71.4 million decrease in cash and a $51.8 million decrease in assets classified as held for sale, partially offset by a $59.8 million increase in inventories and a $6.1 million increase in property, plant and equipment.
Total liabilities as at April 29, 2017 increased by $85.6 million to $1,107.8 million, as compared to $1,022.2 million as at January 28, 2017, primarily due to a 120.4 million increase in long-term debt and a $13.2 million increase in accounts payable and accrued liabilities. The increases were partially offset by a $18.1 million decrease in other taxes payable, a $6.0 million decrease in deferred revenue and a $13.7 million decrease in retirement benefit liabilities resulting from contributions to the retirement benefit plans by the Company exceeding the retirement benefit plans expense for Q1 2017, described in Note 10 “Retirement benefit plans” of the Q1 2017 financial statements.
Cash flow used for operating activities
Cash flow used for operating activities increased by $96.4 million in Q1 2017 to $235.5 million, as compared to cash flow used for operating activities of $139.1 million in Q1 2016. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities was primarily attributable to a higher net loss, after adjusting for the loss or gain on sale and leaseback transactions for both periods and tax refunds received in Q1 2016.
Cash flow generated from investing activities
Cash flow generated from investing activities was $45.7 million in Q1 2017, as compared to cash flow generated from investing activities of $178.2 million in Q1 2016. The decrease of $132.5 million in cash generated from investing activities was primarily due to a decrease of $126.9 million in net proceeds from sale and leaseback transactions in Q1 2017 compared to Q1 2016.
Cash flow generated from financing activities
Cash flow generated from financing activities was $115.4 million in Q1 2017, as compared to cash flow used for financing activities of $1.4 million in Q1 2016. The increase of $116.8 million was primarily due to the $117.2 million proceeds from the long-term debt, net of transaction costs, as described in Note 7 “Long-term debt and finance costs” of the Q1 2017 financial statements.
Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$333.0	$333.0	$333.0	$—	$—	$—
Finance lease obligations including payments due within one year [1]	21.2	25.2	5.2	10.1	6.8	3.1
Operating lease obligations [2]	n/a	387.2	83.2	135.7	81.6	86.7
Royalties [2]	n/a	11.0	2.3	6.0	2.7	—
Purchase agreements [2,3]	n/a	19.8	13.5	6.0	0.3	—
Retirement benefit plans obligations[4]	294.9	192.6	44.2	88.4	60.0	—
Long-term debt [5]	120.4	156.5	13.6	142.9	—	—
	$769.5	$1,125.3	$495.0	$389.1	$151.4	$89.8

1	Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 12.5%.
2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

4
Payments are based on a funding valuation as at December 31, 2015 which was completed on September 27, 2016. Any obligation beyond 2021 would be based on a funding valuation to be completed as at December 31, 2018 or earlier at the Company’s discretion.

5
Included in long-term debt are the principal and the interest amounts based on the stated interest rate under the Term Credit Agreement. The effective interest rate (based on the stated interest rate under the Term Credit Agreement and the amortization of debt issue costs) was 14.0% as at April 29, 2017.

Retirement Benefit Plans
At the end of Q1 2017, the Company’s retirement benefit plan obligations decreased by $13.7 million to $294.9 million, as compared to the end of Fiscal 2016.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2015, and was completed on September 27, 2016. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014 (the Company is in the process of obtaining the actuarial valuation completed as of January 31, 2017).
During Fiscal 2017, the Company’s target asset allocation for the registered and non-registered pension plans is 50-70% fixed income and 30-50% equity for the defined benefit registered pension plan. As at the end of Q1 2017, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
See Note 10 “Retirement benefit plans” in the Q1 2017 financial statements for additional information.
Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations, existing cash on hand, asset sales and its credit facilities as described below. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.
The Company’s debt consists of a term loan and a credit facility.
On March 20, 2017, the Company entered into a Credit Agreement (the “Term Credit Agreement”) with a different syndicate of lenders for a secured term loan of up to $300.0 million (the “Term Loan”). The Term Loan has a term ending on the earlier of March 20, 2022 or the termination date of the Amended Credit Facility (see below), should the Amended Credit Facility not be refinanced on similar terms to its current state, beyond its May 28, 2019 maturity. The Term Loan is available in two tranches: a first tranche of U.S. $93.9 million which was equal to $125.0 million (before transaction fees) and was drawn in full on March 20, 2017, and a second tranche of up to a further U.S. amount equal to $175.0 million (before transaction fees), which is available to be drawn at the Company’s option, subject to the satisfaction of various conditions, including receipt by the lenders of satisfactory appraisals and environmental reports. The first tranche is secured on a subordinated basis behind the Amended Credit Facility on the Company’s inventory, credit card receivables and other assets securing that facility, and the second tranche will be secured by a first charge on a selection of the Company’s owned and leased real estate that is to be mutually agreed and which satisfies eligibility criteria. The Term Loan is also secured by a further lien on the Company’s furniture, fixtures and equipment. The Term Loan is available for general corporate purposes. The Term Credit Agreement includes a requirement for mandatory repayments to the extent the loan outstanding exceeds the lesser of the amount determined by reference to the borrowing base minus reserves and $300.0 million or if the Company’s liquidity falls below an agreed upon level. The Term Credit Agreement also includes certain prepayment penalties. The Term Credit Agreement contains other covenants which are customary for a loan of this nature. The respective rights of the lenders under the Term Credit Agreement and the lenders under the Amended Credit Facility as to the security and the priority of their security are governed by an intercreditor agreement between each group of lenders.
As at April 29, 2017, the carrying amount of the Term Loan was $128.2 million (January 28, 2017: nil, April 30, 2016: nil), which was equal to U.S. $93.9 million (January 28, 2017: nil, April 30, 2016: nil). The Company had unamortized transaction costs associated with the Term Loan of $7.8 million (January 28, 2017: nil, April 30, 2016: nil) which has been netted against the carrying amount of the Term Loan in the unaudited Condensed Consolidated Statements of Financial Position. The Term Credit Agreement contains covenants which are customary for a loan of this nature and the Company was in compliance with all covenants as at April 29, 2017. Interest on drawings under the Term Loan is determined based on LIBOR rates for one to three month terms or the prime rate, plus a spread. During Q1 2017, interest is determined by the Company and is based on the three-month LIBOR rate plus a spread of 9.5% and is due monthly.
In September 2010, the Company entered into an $800.0 million senior secured long-term revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. It was $166.2 million as at April 29, 2017 (January 28, 2017: $192.3 million, April 30, 2016: $222.9 million). On June 5, 2017, the Company drew $33.0 million which was effectively the maximum amount available to be drawn under the Amended Credit Facility on that date. In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at April 29, 2017, four properties in Canada had been pledged under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral. The Amended Credit Facility contains covenants which are customary for facilities of the nature and the Company was in compliance with all covenants as at April 29, 2017.
As at April 29, 2017, the Company had no funded borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $2.0 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2017: no funded borrowings and unamortized transaction costs of $2.4 million included in “Other long-term assets”, April 30, 2016: no funded borrowings and unamortized transaction costs of $3.0 million included in “Other long-term assets”). In addition, the Company had $133.8 million (January 28, 2017: $107.7 million, April 30, 2016: $77.1 million) of letters of credit outstanding under the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate, plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at April 29, 2017, the Company had no outstanding merchandise letters of credit (January 28, 2017: nil, April 30, 2016: U.S. $0.3 million) used to support the Company’s offshore merchandise purchasing program as they were transferred under the Amended Credit Facility during Fiscal 2016.

Going Concern
The Company continues to face a very challenging environment with recurring operating losses and negative cash flows from operating activities. The ability of the Company to continue as a going concern is dependent on the Company’s ability to obtain additional sources of liquidity in order to implement its business plan. Based on management’s current assessment, cash and forecasted cash flows from operations are not expected to be sufficient to meet obligations coming due over the next twelve months from the issuance of the Q1 2017 financial statements.
There are material uncertainties as to the Company’s ability to continue to satisfy its obligations and implement its business plan in the ordinary course. The following conditions raise significant doubt as to the Company’s ability to continue as a going concern:

•
In order to address the need for additional liquidity, the Company had expected to be able to borrow up to an additional $175.0 million (secured against its owned and leased real estate) as part of the second tranche of the Term Credit Agreement (see Note 7 “Long-term debt and finance costs” in the Q1 2017 financial statements for additional information). Based on the status of negotiations with the lenders as of the date of the approval of the Q1 2017 financial statements, the amount that the Company expects to borrow under the second tranche has been reduced to an amount up to $109.1 million (before transaction fees).

•	Alternative sources of liquidity (through real estate monetizations, asset sales or otherwise) may not be available in a timely manner.
As a result of the Company’s financial position and related significant doubt about the Company’s ability to continue to operate on a going concern basis, the Board of Directors of the Company is considering various strategic alternatives, including a financial restructuring or sale, and has established a special committee of the Board, comprised of independent directors, to assist the Board in doing so.

3. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk. See Note 13 “Financial instruments” in the Q1 2017 financial statements for additional information.
Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.
Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $227.3 million as at April 29, 2017 (January 28, 2017: $303.0 million, April 30, 2016: $407.0 million) expose the Company to credit risk if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $6.5 million as at April 29, 2017 (January 28, 2017: $6.1 million, April 30, 2016: $5.9 million). As at April 29, 2017, no individual party represented 10% or more of the Company’s net accounts receivable (January 28, 2017: no individual party represented 10% or more the Company’s net accounts receivable, April 30, 2016: no individual party represented 10% of the Company’s net accounts receivable).
Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. See “Capital Resources” and “Going Concern” under Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at April 29, 2017, there were forward contracts outstanding with a notional value of U.S. $32.0 million (January 28, 2017: U.S. $82.0 million, April 30, 2016: U.S. $160.5 million) and a fair value of 1.4 million included in “Derivative financial assets” (January 28, 2017: 0.6 million included in “Derivative financial liabilities”, April 30, 2016: $17.0 million included in “Derivative financial liabilities”) in the Q1 2017 financial statements. These derivative contracts have settlement dates extending to July 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at April 29, 2017, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.
During the 13-week period ended April 29, 2017, the Company recorded a loss of $1.9 million (2016: gain of $1.5 million) in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash, accounts payable and long-term debt.
The period end exchange rate was 0.7320 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $5.5 million for U.S. dollar denominated balances included in cash, accounts payable and long-term debt.
Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility and Term Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at April 29, 2017 was a net asset of $36.2 million (January 28, 2017: net asset of $235.8 million, April 30, 2016: net asset of $351.1 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.1 million for net assets subject to interest rate risk as at April 29, 2017.

4. Funding Costs
The funding costs for the Company in Q1 2017 and Q1 2016 are outlined in the table below:

	First Quarter
(in CAD millions)	2017	2016
Interest costs
Total long-term debt and long-term obligations at end of period[1]	$141.6	$23.2
Average long-term debt and long-term obligations for period[2]	73.9	23.7
Long-term funding costs[3]	1.9	0.4
Average rate of long-term funding	10.3%	6.8%

1	Includes current portion of long-term obligations.
2
The average long-term debt and long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period adjusted for drawings made during the period.

3
Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, accretion on the long-term portion of provisions, interest (recovered) accrued related to uncertain tax positions and sales tax assessments.

See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

5. Related Party Transactions
As at June 13, 2017, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 46,162,515 common shares, representing approximately 45.3% of the Company’s total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.
Transactions in the ordinary course of business between the Company and Sears Holdings are recorded either at fair market value or the exchange amount which was established and agreed to by the related parties. See Section 5 “Related Party Transactions” in the 2016 Annual Report and Note 29 “Related party transactions” in the 2016 Annual Consolidated Financial Statements for further information about these related party transactions.

6. Shareholders’ Equity
As at June 13, 2017, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 28, 2017: 101,877,662, April 30, 2016: 101,877,662), the total number of restricted share units outstanding was nil (January 28, 2017: 500,000, April 30, 2016: 500,000), the total number of options granted to acquire common shares outstanding was 2,302,000 (January 28, 2017: 67,000, April 30, 2016: nil), and the total number of performance share units outstanding was 758,170 (January 28, 2017: nil, April 30, 2016: nil).

7. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases (“IAS 17”). This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures. The Company expects to apply this standard with its mandatory effective date.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures. The Company expects to apply this standard with its mandatory effective date.

In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures. The Company expects to apply this standard with its mandatory effective date.
b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” of the 2016 Annual Consolidated Financial Statements and are consistent with those used in the preparation of the Q1 2017 financial statements.

8. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Executive Chairman and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.
Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended April 29, 2017.
Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated the internal control over financial reporting in accordance with COSO 2013 framework and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at April 29, 2017. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q1 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

9. Risks and Uncertainties
In addition to those risks and uncertainties described in Section 9 “Risks and Uncertainties” in the Company’s 2016 Annual Report and elsewhere in this MD&A, the Company faces the following risks and uncertainties:
Going Concern
The Company continues to face a very challenging environment with recurring operating losses and negative cash flows from operating activities. The ability of the Company to continue as a going concern is dependent on the Company’s ability to obtain additional sources of liquidity in order to implement its business plan. Based on management’s current assessment, cash and forecasted cash flows from operations are not expected to be sufficient to meet obligations coming due over the next 12 months. Accordingly, those and other conditions raise significant doubt as to the Company’s ability to continue as a going concern.
As a result of the Company’s financial position and related significant doubt about the Company's ability to continue to operate on a going concern basis, the Board of Directors of the Company is considering various strategic alternatives, including a financial restructuring or sale, and has established a special committee of the Board, comprised of independent directors, to assist the Board in doing so. There can be no assurance that the Company will be able to implement any of these strategic alternatives or that any strategic alternative will improve the financial position of the Company and enable it to continue as a going concern.
The Company’s Q1 2017 financial statements do not include any adjustment that might result from the outcome of this going concern uncertainty.
See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”.